# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Life Time Group Holdings, Inc., CIK 0001869198
CUSIP: 53190C102
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 2902 Corporate Place, Chanhassen, Minnesota (MN), 55317
Date of event which requires filing of this statement: 06/06/2025
Filed by CIK 0001886438
Persons authorized to receive notices and communications: Jennifer Bellah Maguire, 333 South Grand Avenue, Los Angeles, California (CA), 90071-3197, 213-229-7986

## Reporting persons
- Green LTF Holdings II LP (CIK 0001886438): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 29,898,037; sole dispositive power 0; shared dispositive power 29,898,037; aggregate amount beneficially owned 29,898,037 (13.6% of the class)
- Green Equity Investors VI, L.P. (CIK 0001531051): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 29,898,037; sole dispositive power 0; shared dispositive power 29,898,037; aggregate amount beneficially owned 29,898,037 (13.6% of the class)
- Green Equity Investors Side VI, L.P. (CIK 0001531059): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 29,898,037; sole dispositive power 0; shared dispositive power 29,898,037; aggregate amount beneficially owned 29,898,037 (13.6% of the class)
- LGP Associates VI-A LLC (CIK 0001568921): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 29,898,037; sole dispositive power 0; shared dispositive power 29,898,037; aggregate amount beneficially owned 29,898,037 (13.6% of the class)
- LGP Associates VI-B LLC (CIK 0001568923): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 29,898,037; sole dispositive power 0; shared dispositive power 29,898,037; aggregate amount beneficially owned 29,898,037 (13.6% of the class)
- GEI Capital VI, LLC (CIK 0001632071): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 29,898,037; sole dispositive power 0; shared dispositive power 29,898,037; aggregate amount beneficially owned 29,898,037 (13.6% of the class)
- Green VI Holdings, LLC (CIK 0001632074): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 29,898,037; sole dispositive power 0; shared dispositive power 29,898,037; aggregate amount beneficially owned 29,898,037 (13.6% of the class)
- Leonard Green & Partners, L.P. (CIK 0001175523): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 29,898,037; sole dispositive power 0; shared dispositive power 29,898,037; aggregate amount beneficially owned 29,898,037 (13.6% of the class)
- LGP Management, Inc. (CIK 0001175525): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 29,898,037; sole dispositive power 0; shared dispositive power 29,898,037; aggregate amount beneficially owned 29,898,037 (13.6% of the class)
- Peridot Coinvest Manager LLC (CIK 0001632725): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 29,898,037; sole dispositive power 0; shared dispositive power 29,898,037; aggregate amount beneficially owned 29,898,037 (13.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Life Time Group Holdings, Inc.
Address of issuer's principal executive offices: 2902 Corporate Place, Chanhassen, Minnesota (MN), 55317
Comment: This Amendment No. 4 (this "Amendment") amends and supplements the Schedule 13D filed on October 22, 2021, as amended by Amendment No. 1, filed on August 16, 2024, Amendment No. 2, filed on November 13, 2024, and Amendment No. 3, filed on March 5, 2025 (as so amended, the "Initial Statement" and, as further amended by this Amendment, the "Schedule 13D"), and relates to the common stock, $0.01 par value per share (the "Common Stock"), of Life Time Group Holdings, Inc. (the "Issuer"). Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Initial Statement and unless amended hereby, all information in the Initial Statement remains in effect.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Initial Statement is hereby amended and supplemented by replacing the first sentence of the second paragraph with the following:

As of the date of this statement, (i) Green LTF is the record owner of 29,352,833 shares of Common Stock, (ii) Associates VI-A is the record owner of 49,716 shares of Common Stock, and (iii) Associates VI-B is the record owner of 495,488 shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Initial Statement is hereby amended and supplemented by adding the following at the end of Item 4 of the Initial Statement:

June 2025 Public Offering

On June 5, 2025, in connection with a registered public offering (the "June 2025 Public Offering") of Common Stock by certain stockholders of the Issuer, Green LTF, Associates VI-A and Associates VI-B, together with the other selling stockholders named therein, entered into an underwriting agreement (the "June 2025 Underwriting Agreement") with the Issuer and J.P. Morgan Securities LLC and BofA Securities, Inc. (the "June 2025 Underwriters"). Pursuant to the June 2025 Underwriting Agreement, on June 5, 2025, Green LTF, Associates VI-A and Associates VI-B sold 11,443,038, 19,381 and 193,163 shares of Common Stock, respectively, at a price of $29.38 per share.

June 2025 Lock-up Agreement

In connection with the June 2025 Public Offering, Green LTF, Associates VI-A and Associates VI-B entered into a lock-up agreement (the "June 2025 Lock-up Agreement") with the June 2025 Underwriters. Under the June 2025 Lock-up Agreement, Green LTF, Associates VI-A and Associates VI-B agreed, subject to certain exceptions, not to offer, sell, pledge or otherwise transfer any shares of Common Stock for 60 days from the date of the June 2025 Underwriting Agreement.

The foregoing descriptions of the June 2025 Underwriting Agreement and the June 2025 Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the June 2025 Underwriting Agreement, which includes the form of the June 2025 Lock-up Agreement as an exhibit, and which is incorporated by reference to Item 7.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

As of the date hereof, Green LTF holds 29,352,833 shares of Common Stock, representing approximately 13.4% of the issued and outstanding shares of Common Stock, Associates VI-A holds 49,716 shares of Common Stock, representing approximately 0.0% of the issued and outstanding shares of Common Stock and Associates VI-B holds 495,488 shares of Common Stock, representing approximately 0.2% of the issued and outstanding shares of Common Stock.

Ownership percentages set forth in this Schedule 13D are based upon a total of 219,417,165 shares of Common Stock outstanding as of May 6, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Stockholders Agreement, the Voting Group members may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. Shares beneficially owned by the other members of the Voting Group are not the subject of this Schedule 13D and accordingly, none of the other members of the Voting Group are included as reporting persons herein.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: On June 6, 2025, pursuant to the June 2025 Underwriting Agreement, Green LTF, Associates VI-A and Associates VI-B sold 11,443,038, 19,381 and 193,163 shares of Common Stock, respectively, at a price of $29.38 per share in the June 2025 Public Offering.
Other persons with the right to receive dividends or sale proceeds: Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Initial Statement is hereby amended and supplemented by adding the following at the end of Item 6 of the Schedule 13D:

The descriptions of the June 2025 Underwriting Agreement and the June 2025 Lock-Up Agreement in Item 4 above are hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of this Schedule 13D is hereby amended and supplemented as follows:

4. Underwriting Agreement, dated June 5, 2025 (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 6, 2025)

## Signatures
- Green LTF Holdings II LP: /s/ Andrew Goldberg, By Peridot Coinvest Manager LLC, by Andrew Goldberg, Senior Vice President, General Counsel and Secretary (06/10/2025)
- Green Equity Investors VI, L.P.: /s/ Andrew Goldberg, By GEI Capital VI, LLC, its general partner, by Andrew Goldberg, Senior Vice President, General Counsel and Secretary (06/10/2025)
- Green Equity Investors Side VI, L.P.: /s/ Andrew Goldberg, By GEI Capital VI, LLC, its general partner, by Andrew Goldberg, Senior Vice President, General Counsel and Secretary (06/10/2025)
- LGP Associates VI-A LLC: /s/ Andrew Goldberg, By Peridot Coinvest Manager LLC, by Andrew Goldberg, Senior Vice President, General Counsel and Secretary (06/10/2025)
- LGP Associates VI-B LLC: /s/ Andrew Goldberg, By Peridot Coinvest Manager LLC, by Andrew Goldberg, Senior Vice President, General Counsel and Secretary (06/10/2025)
- GEI Capital VI, LLC: /s/ Andrew Goldberg, Andrew Goldberg, Senior Vice President, General Counsel and Secretary (06/10/2025)
- Green VI Holdings, LLC: /s/ Andrew Goldberg, By LGP Management, Inc., its managing member, by Andrew Goldberg, Senior Vice President, General Counsel and Secretary (06/10/2025)
- Leonard Green & Partners, L.P.: /s/ Andrew Goldberg, By LGP Management, Inc., its managing member, by Andrew Goldberg, Senior Vice President, General Counsel and Secretary (06/10/2025)
- LGP Management, Inc.: /s/ Andrew Goldberg, Andrew Goldberg, Senior Vice President, General Counsel and Secretary (06/10/2025)
- Peridot Coinvest Manager LLC: /s/ Andrew Goldberg, Andrew Goldberg, Senior Vice President, General Counsel and Secretary (06/10/2025)